UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 14,285,714 (See Items 4 and 5)*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,285,714 (See Items 4 and 5)*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714 (See Items 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 5. ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects 10,000,000 Class A Shares of the Issuer issuable upon the conversion of the 50,000 Preference Shares of the Issuer. The Preference Shares are convertible as described herein.

**The calculation is based only on 14,285,714 Class A Shares of the Issuer outstanding and excludes the 10,000,000 Class A Shares issuable upon the conversion of the 50,000 Preference Shares which are not currently eligible for conversion.

CUSIP No. 552697104	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 14,285,714 (See Items 4 and 5)*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,285,714 (See Items 4 and 5)*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714 (See Items 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 5 ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects 10,000,000 Class A Shares of the Issuer issuable upon the conversion of the 50,000 Preference Shares of the Issuer. The Preference Shares are convertible as described herein.

**The calculation is based only on 14,285,714 Class A Shares of the Issuer outstanding and excludes the 10,000,000 Class A Shares issuable upon the conversion of the 50,000 Preference Shares which are not currently eligible for conversion.

CUSIP No. 552697104	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 14,285,714 (See Items 4 and 5)*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,285,714 (See Items 4 and 5)*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714 (See Items 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Items 5 ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Reflects 10,000,000 Class A Shares of the Issuer issuable upon the conversion of the 50,000 Preference Shares of the Issuer. The Preference Shares are convertible as described herein.

**The calculation is based only on 14,285,714 Class A Shares of the Issuer outstanding and excludes the 10,000,000 Class A Shares issuable upon the conversion of the 50,000 Preference Shares which are not currently eligible for conversion.

CUSIP No. 552697104	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A subordinate voting shares (the “Class A Shares”), of MDC Partners Inc., a corporation organized under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 745 Fifth Avenue, New York, New York 10151.

Item 2. Identity and Background.

(a) - (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This Schedule 13D is being filed by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o The Stagwell Group LLC, 1808 Eye Street, NW, Sixth Floor, Washington, DC 20006.

(c) The principal business of SAH is investing in the Issuer. The principal business of The Stagwell Group LLC is serving as the manager of SAH and similar positions of other affiliated entities. Mark J. Penn is the controlling person of The Stagwell Group LLC and, effective as of March 18, 2019, will be the chief executive officer of the Issuer.

(d) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the Instruction C Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the Instruction C Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

On March 14, 2019, SAH and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell: (a) 14,285,714 Class A Shares for an aggregate purchase price in cash of $50 million and (ii) 50,000 newly authorized and issued Series 6 convertible preference shares (the “Preference Shares”) for an aggregate purchase price in cash of $50 million, subject to the terms and conditions set forth in the Purchase Agreement (the “Transaction”). The sale closed on March 14, 2019.

SAH used capital contributions from its member to purchase the Class A Shares and the Preference Shares.

Item 4.  Purpose of Transaction.

The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review the investment on a continuing basis. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders of the Issuer from time to time with a view to enhancing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer and its business generally, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, changes in law and government regulations, general economic conditions, and other factors deemed relevant by such Reporting Persons.

CUSIP No. 552697104	13D	Page 6 of 11 Pages

Effective as of March 18, 2019, Mark J. Penn will become the chief executive officer and a director of the Issuer. In such capacities, Mr. Penn may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 71,893,539 Class A Shares outstanding as of March 14, 2019 (consisting of 57,607,825 Class A Shares outstanding as of March 12, 2019, as reported in the Purchase Agreement filed as an attachment to the Form 8-K filed by the Issuer on March 14, 2019, and the 14,285,714 Class A Shares purchased by SAH in the Transaction), but does not take into account an additional 10,000,000 Class A Shares underlying the Preference Shares held by SAH because of the Ownership Limitation described in Item 6, below.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, SAH directly holds 14,285,714 Class A Shares and 50,000 Preference Shares convertible into 10,000,000 Class A Shares.

The Stagwell Group LLC is the manager of SAH. Mark J. Penn is the controlling person of The Stagwell Group LLC.

None of the individuals identified on Schedule I beneficially owns any Class A Shares, except as otherwise set forth in this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than SAH) is the beneficial owner of the shares of Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by SAH). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c)       Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Instruction C Persons, has effected any transaction in the Class A Shares during the past 60 days.

CUSIP No. 552697104	13D	Page 7 of 11 Pages

(d)        To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Articles of Amendment

The terms of the Preference Shares are set forth in the articles of amendment of the Issuer (the “Articles of Amendment”). Pursuant to the terms thereof and subject to the termination of waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable law, certain holders of the Preference Shares have the right to convert their Preference Shares, in whole or in part at any time and from time to time, into a number of Class A Shares equal to the then-applicable liquidation preference divided by the applicable conversion price at such time (the “Conversion Price”). The initial liquidation preference of each Preference Share is $1,000. The initial Conversion Price is $5.00 per Preference Share, subject to customary adjustments for share splits and combinations, dividends, recapitalizations and other matters, including weighted average anti-dilution protection for certain issuances of equity or equity-linked securities.

The Preference Shares have a liquidation preference that accretes at 8.0% per annum, compounded quarterly until the five-year anniversary of the issuance date of the Preference Shares (the “Issue Date”). Holders of the Preference Shares are entitled to dividends in an amount equal to any dividends that would have been payable on the Class A Shares issuable upon conversion of the Preference Shares. The Preference Shares are convertible at the Issuer’s option (i) on and after the two-year anniversary of the Issue Date, if the closing trading price of the Class A Shares over a specified period prior to conversion is at least 125% of the then-applicable Conversion Price or (ii) after the fifth anniversary of the Issue Date, if the closing trading price of the Class A Shares over a specified period prior to conversion is at least equal to the then-applicable Conversion Price.

Following certain change in control transactions of the Issuer in which holders of Preference Shares are not entitled to receive cash or qualifying listed securities with a value at least equal to the liquidation preference plus accrued and unpaid dividends, (i) holders will be entitled to cash dividends on the liquidation preference at an increasing rate (beginning at 7%), and (ii) the Issuer will have a right to redeem the Preference Shares for cash at the greater of their liquidation preference plus accrued and unpaid dividends or their as-converted value.

Subject to certain limitations, the Preference Shares are not convertible into Class A Shares to the extent upon conversion the holder and its affiliates will beneficially hold more than 19.9% of the Issuer’s outstanding common shares or voting power (the “Ownership Limitation”). In the event that such restrictions would prevent the conversion of any Preference Shares, such Preference Shares will be converted into a separate newly authorized series of convertible preference shares of the Issuer, the Series 7 convertible preference shares (the “Alternative Preference Shares”), at the same conversion rate at which the Preference Shares would convert into Class A Shares. The Alternative Preference Shares, in turn, are convertible into Class A Shares on a one-to-one basis, subject to certain conversion rate adjustments.

Preference Shares or Alternative Preference Shares will not entitle their holders to vote in the election of directors and, other than as required by applicable law, holders of the Preference Shares will not have voting rights.

CUSIP No. 552697104	13D	Page 8 of 11 Pages

Purchase Agreement

Board Representation

The Issuer agreed (x) to appoint Mark J. Penn to the Board as the initial purchaser designee effective on March 18, 2019 and (y) to appoint to the Board as an additional purchaser designee another individual, selected by SAH and who qualifies as an “independent director” under the rules of NASDAQ, effective within ten business days after such selection, and to take all necessary action at the effective time of such appointment to increase the size of the Board by one. SAH shall have the right to nominate at each meeting of shareholders at which individuals will be elected members of the Board a total of two nominees of SAH (including any of the two initial appointees who are re-nominated), one of whom must qualify as an “independent director” under the rules of NASDAQ. For so long as SAH has the right to nominate a director to the Board, the Issuer has agreed to include such persons in its slate of nominees for election to the Board and to use its reasonable best efforts to cause the election of such nominees. SAH’s right to nominate two directors will end when SAH ceases to beneficially own Class A Shares representing at least 10% of the aggregate voting power of the outstanding Class A Shares, assuming exercise, conversion or exchange of all outstanding securities that are exercisable, convertible or exchangeable for or into Class A Shares, without regard to any limitation or restriction on exercise, conversion or exchange, and without regard to issuances of additional securities after closing other than in connection with management equity incentives (the “Minimum Ownership Threshold”).

 Standstill and Voting Obligations

Pursuant to the Purchase Agreement, SAH has agreed, subject to certain exceptions, that until the one-year anniversary of the Issue Date or an earlier change in control of the Issuer, SAH will not, among other things, subject to various exceptions: (a) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (b) acquire any securities of the Issuer, (c) transfer any Common Shares, Preference Shares, Alternative Preference Shares or Class A Shares to any third party who, together with its affiliates, is (or will become upon consummation of such sale, transfer or other disposition) a beneficial owner of 12.5% or more of the aggregate voting power of the Issuer’s common shares, (d) effect or seek to effect any tender or exchange offer, merger or other business combination involving the Issuer or its securities, or (e) call or seek to call any meeting of shareholders of the Issuer or other referendum or consent solicitation. In addition, subject to certain exceptions, SAH has agreed during such standstill period to vote any Class A Shares beneficially owned by it in accordance with the recommendations of the Board at each meeting of shareholders of the Issuer or pursuant to any action by written consent.

Participation Rights

Pursuant to the Purchase Agreement, the Issuer has agreed, subject to certain exceptions, that until SAH ceases to meet the Minimum Ownership Threshold, SAH will have the option to purchase its pro rata share of any proposed issuance by the Issuer of any common shares or preference shares of the Issuer.

Transfer Restrictions

Pursuant to the Purchase Agreement, prior to the one-year anniversary of the Issue Date or an earlier change in control, SAH may not transfer or enter into an agreement that transfers the economic consequences of ownership of the newly issued Class A Shares, the Preference Shares, or any Class A Shares or Alternative Preference Shares issuable or issued upon conversion of any of the Preference Shares, subject to certain exceptions specified in the Purchase Agreement.

 Consent Rights and Qualifying Transactions

Pursuant to the Purchase Agreement, the Issuer has agreed with SAH, subject to certain exceptions, not to become party to certain change in control transactions other than a qualifying transaction in which holders of Preference Shares are entitled to receive cash or qualifying listed securities with a value at least equal to the then-applicable liquidation preference plus accrued and unpaid dividends. SAH has agreed to vote (to the extent a voting right applies) and provide other support for any such qualifying transaction. The Issuer has agreed to provide a gross-up to SAH for certain withholding taxes that may arise in connection with certain dividends upon redemption of the Preference Shares following certain change in control transactions other than qualifying transactions.

Registration Rights

The Purchase Agreement provides SAH with certain registration and piggyback registration rights for the Preference Shares, Alternative Preference Shares and certain Class A Shares held by SAH.

CUSIP No. 552697104	13D	Page 9 of 11 Pages

Mark J. Penn Employment Agreement

On March 14, 2019, the Issuer and Mark J. Penn entered into an employment agreement with respect to the terms and conditions of Mr. Penn’s employment with the Issuer, which will commence March 18, 2019 (the “Employment Agreement”).

Pursuant to the terms of the Employment Agreement, as Chief Executive Officer of the Issuer, Mr. Penn will receive an annualized base salary of $750,000 and will be eligible for an annual discretionary cash bonus equal to up to 100% of his then-current base salary. Mr. Penn will also be eligible for potential future grants under the Issuer’s long-term incentive plans with an annual target equal to 350% of his then-current base salary. Mr. Penn will receive a grant of 1,500,000 stock appreciation rights (the “SARs”) in respect of the Issuer’s Class A shares, which will generally be settled in Class A Shares, with an exercise price equal to the average closing price for Class A Shares for the twenty (20) trading day period beginning March 5, 2019. These SARs will become vested and exercisable in full in three equal installments on each of the first three (3) anniversaries of the Commencement Date, subject to the Executive’s continued employment with the Issuer through each vesting date. The SARs will expire on the fifth anniversary of the commencement date to the extent not exercised, and will be subject to accelerated vesting upon (i) death or disability, (ii) termination of employment without “Cause” or with “Good Reason,” or (iii) a change in control of the Issuer.

The description of the Articles of Amendment, Purchase Agreement and Employment Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of March 25, 2019, by and among the Reporting Persons.

Exhibit B	Articles of Amendment (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 15, 2019, and incorporated herein by reference).

Exhibit C	Purchase Agreement, dated as of March 14, 2019 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 15, 2019, and incorporated herein by reference).

Exhibit D	Employment Agreement, effective as of March 18, 2019 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 15, 2019, and incorporated herein by reference).

CUSIP No. 552697104	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

STAGWELL AGENCY HOLDINGS LLC

By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

/s/ Mark J. Penn
Mark J. Penn

[MDC Partners Inc. – Schedule 13D]

CUSIP No. 552697104	13D	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of MDC Partners Inc., a company organized under the laws of Canada, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: March 25, 2019

STAGWELL AGENCY HOLDINGS LLC By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

The Stagwell Group LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

/s/ Mark J. Penn
Mark J. Penn

[MDC Partners Inc. – Joint Filing Agreement]